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Exhibit 12.1

Cubist Pharmaceuticals, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
(Loss) Income from continuing operations	$(31,852)	$(7,043)	$37,476	$29,520	$119,903	$43,370	$80,367
Fixed charges:
Interest expense and amortization of deferred issuance costs and debt discount	9,836	22,560	21,978	21,070	20,891	10,283	10,845
Interest expense on portion of rent expense representative of interest (from below)	563	732	841	1,114	1,169	568	593

Total fixed charges	10,399	23,292	22,819	22,184	22,060	10,851	11,438
(Loss) Income from continuing operations, plus fixed charges	(21,453)	16,249	60,295	51,704	141,963	54,221	91,805
Ratio of earnings to fixed charges	*	*	2.64	2.33	6.44	5.00	8.03
Calculation of interest portion of rent expense
Rent expense	2,817	3,662	4,205	5,572	5,845	2,840	2,966
Portion that represents interest (estimated)	20%	20%	20%	20%	20%	20%	20%

	$563	$732	$841	$1,114	$1,169	$568	$593

*
Due to the Company's loss from continuing operations for the years ended December 31, 2005 and 2006, earnings were insufficient to cover fixed charges by $31,852,000, and $7,043,000 respectively.

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  Exhibit 12.1